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Women-owned
Millie's

Cannabis Business

96 S Lindsey St
CASTLE ROCK, CO 80104
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $60,000 invested.
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THE PITCH
Millie's is seeking investment to expand Nationally, Increase Brand Awareness, Expand into hemp.
Expanding LocationGenerating Revenue
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MILLIE'S INVESTOR DECK
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PRESS
Millie's Infuses Classic Candies With THC

Evoking movie theater snacks, Millie's provides a taste of the past.

Sick of Weed Gummies? Try These Salty and Savory Edibles

From chips and dip to popcorn, give these six options a try.

Sevens Awards

The CMA Sevens are cannabis marketing awards celebrating the most innovative and effective marketing campaigns in the cannabis industry. Submit your entry and showcase your expertise in cannabis marketing. Join us in recognizing the best and brightest in the industry.

Winners | THC Classic

Rooster Food Fight 2022: The Best Cannabis Edibles On The Market - Rooster Magazine

As edibles have become one of the preferred cannabis products of consumers, the market has blossomed across Colorado with companies offering everything from gummies to dissolvables, and even coffee! Rooster's Food Fight competition set out to find the best edible products within nine categories. Our judges tried one edible a day and scored on such attributes [...]

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Company Profile

The brand name is Millie's a nod to milligrams in cannabis.

The branding theme is 1950's drive in movie- Vintage candy shop nostalgia. This creates comfort and trust in the brand I wanted my brand to have an old timey feel. This will also attract older consumers.

Millie's LLC is a social equity owned women owned company in Colorado.

Our Mission is to bring high quality, Innovative comforting and Nostalgic products to the cannabis market.

Our tagline is "A New Way To Enjoy Your Nostalgic Favorites"

Millie's puts THC spins on classic candies. Our products currently consist of first to market "skittle" TM type fruit chews and "peanut m&m" TM type chocolates. Made with premium quality cannabis, premium quality ingredients competing in the #1 and #2 product sectors.

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Brand Summary

Millie's were soft launched in Colorado in September 2022 we had a small amount of start up capital. Enough to purchase packaging, pay graphic designer, purchase raw materials and equipment but did not have enough funding to support a full scale marketing campaign.

The products are produced, packaged, sold, and distributed by Nuhi which is owned by The Health Center Dispensaries Grow and MIP.

Since soft launching in October we have been able to enter into 150 retail locations throughout the state. Our goal is to reach 300 of 600 doors by 10/ 20/2023. By utilizing the Risan Brands outreach. The funding will be used to support a full scale marketing campaign, fund national expansion and new product launches. We will be launching new flavors in the fruit chews, peanut butter pieces, and a Mike and Ike style gummy line.

The Future: The owner envisions growth into multi states by Q4 2023, The business has a proven contract manufacturing model that is primed for national expansion by intellectual property licensing agreements for the Millie's suite of products. We are targeting the south west states NM, AZ, CA, And NV because it is hot there and Millie's has great value proposition the chocolates and fruit chews do not melt.

As we gain more funding we will continue to add more innovative comforting and nostalgic products. We also plan to expand into the E commerce space and offer our hemp products to all 50 states. Our non-melting value proposition is perfect for building an interstate commerce and DTC structure.

Millie's is an award winning edibles brand. Every competition we have entered we've won from most innovative edible to best chocolate to best brand identity package

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The Team

The business was started by Kristina VanCleef a cannabis Industry expert with over a decade of experience developing and launching innovative products in the Cannabis Industry.

She has been an integral part of many large cannabis companies start-up's and positioned them for acquisition with development of successful products Including Columbia Care, Pharmacann, Ascend Wellness Holdings and Jushi Holdings. She wanted to be able to control the brand strategy, innovation, development, and design and so Millie's was born.

The business is very bootstrapped and solely funded by VanCleef who owns 100% of the brand and is now opening up to outside investors to help fund national expansion as well as support marketing and sales in Colorado. As we continue to rapidly grow in Colorado and nationally

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THE TEAM
Kristina VanCleef
CEO

Kristina VanCleef owner and founder of Millie's Classic candies is a cannabis industry expert with more than a decade of experience developing and launching successful brands and products in the industry. She has developed products for some of the biggest names in the industry including Ascend Wellness Holdings, Jushi Holdings, Pharmacann, Columbia Care and Airo Brands. She wanted to be able to control the brand essence, deign and products and so Millie's was born

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What does my investment get me?

You're investing in a Crowd SAFE (Simple Agreement for Future Equity). "A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets.

We've valued the company and its intellectual property at $5,000,000 based on our success in Colorado and our projections for growth in Ohio, Maryland and Ecommerce as well as the value of the IP itself.

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Our Business Model

We license our brand and intellectual property to manufacturers in exchange for a royalty. Millie's provides packaging, raw materials, equipment and hands on training to help manufacturers sell more products by leveraging IP and bringing first to market products to new states. By being first to market there is an advantage by having no competition in the heavily saturated gummy space.

Customers get new and innovative products that are fast acting- provideconsistent effects every time- customer chosen experience.

Manufacturers do not have to compete in heavily saturated markets.

Ability to constantly launch new and innovative products.

Leverage the brand recognition to drive sales.

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Millie's Peanut Chocolates

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment For National Expansion $28,000
Packaging For National Expansion $10,000
Raw Materials For National Expansion $17,950
Mainvest Compensation $4,050
Total $60,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$720,000	$1,440,000	$2,880,000	$3,024,000	$3,175,200
Cost of Goods Sold	$176,000	$352,000	$704,000	$739,200	$776,160
Gross Profit	$544,000	$1,088,000	$2,176,000	$2,284,800	$2,399,040

EXPENSES

Legal & Professional Fees	$5,000	$10,000	$10,000	$10,000	$10,000
Marketing	$16,000	$32,000	$64,000	$67,200	$70,560
Operating Profit	$523,000	$1,046,000	$2,102,000	$2,207,600	$2,318,480

This information is provided by Millie's. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
Investor Deck (2).pdf
Investment Round Status

$60,000

TARGET

$124,000

MAXIMUM

This investment round closes on January 5th, 2024. 0 people have invested so far.

Summary of Terms
Legal Business Name Millie's LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $60,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Millie's LLC's fundraising. However, Millie's LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Millie's LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Millie's LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Millie's LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Millie's LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Millie's LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Millie's LLC's management or vote on and/or influence any managerial decisions regarding Millie's LLC. Furthermore, if the founders or other key personnel of Millie's LLC were to leave Millie's LLC or become unable to work, Millie's LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Millie's LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Millie's LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Millie's LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Millie's LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Millie's LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Millie's LLC's financial performance or ability to continue to operate. In the event Millie's LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Millie's LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Millie's LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Millie's LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Millie's LLC will carry some insurance, Millie's LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Millie's LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Millie's LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Millie's LLC's management will coincide: you both want Millie's LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Millie's LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Millie's LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Millie's LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Millie's LLC or management), which is responsible for monitoring Millie's LLC's compliance with the law. Millie's LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Millie's LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Millie's LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Millie's LLC, and the revenue of Millie's LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Millie's LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Millie's. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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